SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549



                               FORM 11-K



                Annual Report Pursuant to Section 15(d)
                of the Securities Exchange Act of 1934


                For the year ended December 31, 1999
                                   -----------------

                    Commission file number 1-1373
                                           ------



        A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                  MODINE 401(K) RETIREMENT PLAN
                 FOR HOURLY NON-UNION EMPLOYEES


        B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                  MODINE MANUFACTURING COMPANY
        1500 DeKoven Avenue, Racine, Wisconsin 53403-2552
















             An Exhibit index appears at page 17 herein.

                  MODINE 401(K) RETIREMENT PLAN
                 FOR HOURLY NON-UNION EMPLOYEES

   INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND
                            EXHIBITS
                        ________________


                                                               Pages
                                                               -----
Report of Independent Accountants                                 3

FINANCIAL STATEMENTS:

   Statement of net assets available for benefits
   as of December 31, 1999                                        4

   Statement of changes in net assets available
   for benefits for the year ended December 31, 1999              5

   Notes to financial statements                                 6-13

SUPPLEMENTAL SCHEDULES:

   Schedule H, Line 4i - Schedule of assets held
   for investment purposes as of December 31, 1999               15

   Schedule H, Line 4j - Schedule of reportable
   transactions for the year ended December 31, 1999             16

Exhibits to Annual Report on Form 11-K                           17

Signatures                                                       18



NOTE:  Supplemental schedules required by the Employee Retirement
----
       Income Security Act of 1974 that have not been included herein are not applicable.

PRICEWATERHOUSECOOPERS
-----------------------------------------------------------------------------
                                                   PricewaterhouseCoopers LLP
                                                   200 East Randolph Drive
                                                   Chicago, IL 60601
                                                   Telephone (312) 540 1500

                        Report of Independent Accountants

To the Participants and Administrator of Modine 401(k) Retirement Plan for Hourly Non-Union Employees

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Modine 401(k) Retirement Plan for Hourly Non-Union Employees (the "Plan") at December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1999 and Reportable Transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.
The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




s/PricewaterhouseCoopers LLP

June 9, 2000

                  MODINE 401(K) RETIREMENT PLAN
                 FOR HOURLY NON-UNION EMPLOYEES

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFTIS

                        December 31, 1999




ASSETS
------

Cash                                     $    5,076

Investments (see Note 3)                  4,066,213

Participant loans                            41,732
                                         ----------

     Total investments                    4,113,021

Receivables:
  Employer contributions                     56,805
  Participant contributions                  80,619
  Accrued investment income                   7,993
  Accrued dividends                             375
                                         ----------

     Total receivables                      145,792
                                         ----------

Net assets available for benefits        $4,258,813
                                         ==========





The accompanying notes are an integral part of the financial statements.

                  MODINE 401(K) RETIREMENT PLAN
                 FOR HOURLY NON-UNION EMPLOYEES

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              for the year ended December 31, 1999


Additions:
  Investment income:
    Net appreciation in fair value of
      investments (see Note 3)                        $    79,878
    Interest                                                  521
    Dividends                                               9,260
                                                      -----------
       Total investment income                             89,659
                                                      -----------

  Contributions:
    Participant                                         2,502,625
    Employer                                            1,762,758
    Rollover contributions                                 24,930
                                                      -----------
       Total contributions                              4,290,313
                                                      -----------

  Transfers                                                 5,039
                                                      -----------
         Total additions                                4,385,011
                                                      -----------

Deductions:
  Distributions to participants                           124,598
  Administrative costs                                      1,600
                                                      -----------
         Total deductions                                 126,198
                                                      -----------

  Net increase in net assets available
     for benefits                                       4,258,813

Net assets available for benefits:
  Beginning of year                                            --
                                                      -----------
  End of year                                         $ 4,258,813
                                                      ===========

    The accompanying notes are an integral part of the financial statements.

                  MODINE 401(K) RETIREMENT PLAN
                 FOR HOURLY NON-UNION EMPLOYEES

                  NOTES TO FINANCIAL STATEMENTS


1. Description of Plan
   -------------------

   The following description of the Modine 401(k) Retirement Plan for Hourly Non-Union Employees, "the Plan", provides only general information on the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   A. General
      -------

      The Plan is a 401(k) profit sharing plan covering all eligible hourly non-union employees of Modine Manufacturing Company, "the Company", who have one hour of service. Eligible employees who elect to participate are referred to as "Participants". The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   B. Contributions
      -------------

      Plan Participants enter into a salary reduction agreement wherein the employee elects a reduction in compensation, which the Company contributes to the Plan. Participants direct investment of their contributions into various investment options offered by the Plan. The Plan currently offers eight investment alternatives. Participants may contribute up to 15% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits. Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

      The Company currently makes matching contributions equal to 75% of employee contributions up to 10% of total compensation. The Company has the discretion to make an additional contribution and match all or any portion of the Participant's contribution. The matching Company contribution is invested directly in the Modine Company Stock Fund.

      Participant and Company contributions are subject to certain statutory limitations.

   C. Participant Accounts
      --------------------

      Each Participant account is credited with the Participant's contributions and allocations of the Company's matching contribution, the Company's discretionary contribution, and Plan earnings. Allocations of contributions and investment earnings are based on the Participant contributions or account balances, as provided by the Plan. The net appreciation (depreciation) in fair value of investments is also allocated (charged) to the individual Participant accounts based on each Participant's share of fund investments.

   -------------------

   D. Vesting
      -------

      Each Participant is 100% vested in their Plan account.  A
      Participant's vested account may not be forfeited or refunded, except to meet anti-discrimination requirements.

   E. Investment Options
      ------------------

      The investment funds listed below have been established for the investment of Plan assets. Participants are allowed to invest their contributions in 1% increments in eight different funds.
      With the exception of the Modine Company Stock Fund and the Marshall Money Market Fund, each of the funds is a mutual fund.
      A mutual fund consists of a variety of investments selected by a professional manager to meet specific objectives of return and risk.

        Investment Fund         Primary Investments
    --------------------------------------------------------------------------
    Marshall Money Market       Short-term, higher-quality securities,
    Fund                        including U.S. Government Securities,
                                commercial paper, certificates of deposit and bankers' acceptances.

    M&I Diversified Income      Primarily investment-grade domestic bond funds
    Fund                        with a maximum of 30% of its assets invested
                                in equity securities to achieve a total
                                investment return through production of income and secondarily from capital appreciation.

    M&I Growth Balanced         50 - 70% of its assets are invested in equity
    Fund                        securities to achieve a total investment
                                return from income and capital appreciation.

    M&I Diversified Stock       90 - 100% of its assets are invested in
    Fund                        equity securities to achieve a total
                                investment return primarily from capital appreciation and secondarily from income.

    Vanguard Index Trust        Substantially the same percentages of
    500 Portfolio Fund          common stocks as the Standard & Poor's
                                500 Composite Stock Price Index.

    Managers Special            Securities of companies with small to
    Equity Fund                 medium market capitalizations that have
                                potential for superior growth of earnings.

    American Century 20th       Primarily invests in common stock of
    Century International       foreign companies that meet certain
    Growth Investment Fund      fundamental and technical standards and
                                have potential for capital appreciation.

    Modine Company Stock Fund   Modine Common Stock
    --------------------------------------------------------------------------

   -------------------

      All Participant contributions may be transferred or reinvested without restriction into any of the Plan's available investment funds. The Company's matching and discretionary contributions are invested in the Modine Company Stock Fund and must remain in that fund until age 59 1/2.

   F. Participant Loans
      -----------------

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The maximum loan repayment term is five years, except for loans to purchase a primary residence. Loans bear interest at the Marshall & Ilsely Bank prime rate plus 1%. All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.

   G. Distributions
      -------------

      If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum. The timing and form of distributions are subject to certain minimum balance and age restrictions as provided by the Plan.

   H. Withdrawals
      -----------

      The Plan provides for both hardship and non-hardship withdrawals. Contributions may only be withdrawn without penalty on or after age 59 1/2 or in the event of retirement, death, disability, termination or financial hardship. Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure on the mortgage on, the primary residence.

   I. Administrative Expenses
      -----------------------

      Significant expenses of administering the Plan are borne by the Company.

   J. Trustee
      -------

      As of December 31, 1999, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsely Trust Company,
      Milwaukee, Wisconsin.

   -------------------

   K. Anti-Discrimination Requirements
      --------------------------------

      The plan is required to meet the anti-discrimination requirements for highly compensated employees as set forth in
      Section 401(k) and Section 401(m) of the Internal Revenue Code. For years in which the Plan does not meet these requirements, a refund of Participant contributions made by highly compensated employees and the related Company matching contributions must be made within two and one-half months after the close of the Plan year.

2. Summary of Significant Accounting Policies
   ------------------------------------------

   A. Basis of Accounting
      -------------------

      The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles.

   B. Investment Valuation
      --------------------

      Investment in the Modine Company Stock Master Trust Fund (Master Trust), consisting primarily of Modine Common Stock, with a small amount in money market investments, is valued at this Plan's proportionate share of the aggregate net asset value of the Master Trust's assets. The net asset value is calculated by dividing the fund's total market value by the outstanding number of Participant units. The units are updated daily based upon Participant activity.
      The number of shares and market price of Modine Company Stock Fund held by the Plan as of December 31, 1999, is as follows:

                                      Units       Market Price
                                     ------       ------------

        Modine Company Stock Fund    75,686        $1,970,779


      Investments held in the other seven funds are stated at the market value of units held by the Plan as of the last trading day of the period.

      Loans to Participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

   ------------------------------------------

   C. Adoption of Accounting Pronouncements
      -------------------------------------

      During 1999, the Plan adopted Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." This SOP simplifies disclosures for certain investments.

   D. Security Transactions and Related Investment Income
      ---------------------------------------------------

      Security transactions are accounted for as of the trade date and dividend income is recorded as of the dividend record date. Interest income is recorded on the accrual basis. The cost of securities sold is determined on a moving average cost basis.

   E. Net Appreciation (Depreciation) in Fair Value of Investments
      ------------------------------------------------------------

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   F. Contributions
      -------------

      Both Participant and Company contributions are recorded and transferred to the trustee within two weeks of the date the Participant contributions are withheld from the Participant's compensation.

   G. Withdrawals and Distributions
      -----------------------------

      Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable. Withdrawals and distributions are recorded when paid.

   H. Use of Estimates
      ----------------

      Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts and disclosures reported therein. Actual results could differ from those estimates.

3. Investments
   -----------

   The following presents investments that represent 5 percent or more of the Plan's net assets:

   -----------

                                                       December 31, 1999
                                                       -----------------
       M&I Diversified Stock Fund,
          8,372 units                                      $   237,233

       Vanguard Index Trust 500 Portfolio Fund,
          7,608 units                                        1,029,640

       Managers Special Equity Fund,
          2,834 units                                          259,129

       American Century 20th Century International
          Growth Investment Fund, 16,175 units                 242,147

       Investment in Modine Company Stock Master
          Trust Fund, 75,686 units                           1,970,779*

     * Participant and non-participant directed


   During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $79,878 as follows:

       Mutual Funds                      $327,587

       Master Trust Investment Loss      (247,709)
                                         --------

                                         $ 79,878
                                         ========

4. Master Trust Information
   ------------------------

   The Plan's allocated share of the Master Trust's net assets at December 31, 1999:

                                                  Plan's Share of Master
                                                    Trust's Net Assets
                                                  ----------------------

       Modine Company Stock Master Trust Fund             27.01%


   The following assets are held in the Modine Company Stock
   Master Trust Fund at December 31, 1999:

     Modine Common Stock                        $7,028,545
     Receivables, net                                1,269
     Cash and cash equivalents                     265,894
                                                ----------
       Total                                    $7,295,708
                                                ==========

   ------------------------

   Investment income (loss) for the Modine Company Stock Master
   Trust Fund for the year ended December 31, 1999 is as follows:

     Net depreciation in fair
       value of Modine Common Stock              $(1,043,757)
     Interest                                          6,755
     Dividends                                       128,074
                                                 -----------
      Total                                      $  (908,928)
                                                 ===========

5. Nonparticipant -Directed Investments
   ------------------------------------

   The Modine Company Stock Master Trust Fund includes certain nonparticipant-directed amounts. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                            December 31, 1999
                                            -----------------
     Net Assets:

         Common Stock                          $1,526,833


                                                Year Ended
                                            December 31, 1999
                                            -----------------
     Changes in Net Assets:

         Contributions                         $1,762,758

         Net depreciation                        (187,668)

         Benefits paid to Participants            (48,257)
                                               ----------
                                               $1,526,833
                                               ==========

6. Plan Termination
   ----------------

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Number of Participants
   ----------------------

   There were 1,412 Participants in the Plan as of December 31,
   1999.  The number of Participants investing in each of the

   ----------------------

   Plan's funds as of that date is as follows. Participants may be included in more than one fund, as applicable.

     Marshall Money Market Fund                        153
     M&I Diversified Income Fund                       124
     M&I Growth Balanced Fund                          244
     M&I Diversified Stock Fund                        308
     Vanguard Index Trust 500 Portfolio Fund           877
     Managers Special Equity Fund                      323
     American Century 20th Century International
         Growth Investment Fund                        306
     Modine Company Stock Fund                       1,412

8. Units and Unit Values
   ---------------------

   The following funds are accounted for on a unitized, daily-valued fund basis. The number of units, which are calculated daily by the trustee, and unit values of net assets as of December 31, 1999 were:

                                           Units    Unit Value
                                           -----    ----------
   Marshall Money Market Fund             79,718      $  1.00
   M&I Diversified Income Fund             4,524        15.13
   M&I Growth Balanced Fund                8,446        21.21
   M&I Diversified Stock Fund              8,372        28.34
   Vanguard Index Trust 500
     Portfolio Fund                        7,608       135.33
   Managers Special Equity Fund            2,834        91.42
   American Century 20th Century
     International Growth
     Investment Fund                      16,175        14.97
   Modine Company Stock Fund              75,686        26.04

9. Tax Status
   ----------

   The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code
   (IRC), and as such is not subject to Federal income taxes. A request has been initiated with the IRS for a tax determination letter for the Plan. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

10.Risks and Uncertainties
   -----------------------

   The Plan provides for various investment options in any combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market,

   -----------------------

   and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

11.Related Party Transactions
   --------------------------

   At December 31, 1999, the Plan held shares of mutual funds managed by Marshall & Ilsley Trust Company, and held units in the Modine Company Stock Master Trust Fund. Marshall & Ilsley acts as the Plan Trustee, and Modine Manufacturing Company acts as the Plan Administrator. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

12.Reconciliation of Financial Statement to Form 5500
   --------------------------------------------------

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                      December 31, 1999
                                                      -----------------
   Net assets available for benefits per the
     financial statements                                  $4,258,813
   Amounts allocated to withdrawing Participants               (4,820)
                                                           ----------
   Net assets available for benefits per the
     Form 5500                                             $4,253,993
                                                           ==========

   The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500:

                                                         Year Ended
                                                      December 31, 1999
                                                      -----------------
   Benefits paid to Participants per the
     financial statements                                  $  124,598
   Add:  Amounts allocated to withdrawing
        Participants at December 31, 1999                       4,820
                                                           ----------
   Benefits paid to Participants per the Form 5500         $  129,418
                                                           ==========

   Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                     SUPPLEMENTAL SCHEDULES

                          MODINE 401(K) RETIREMENT PLAN
                         FOR HOURLY NON-UNION EMPLOYEES
      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                              at December 31, 1999
                              --------------------



(a)        (b)                                (c)                            (d)             (e)
                              -----------------------------------------
                              Description of
                              investment including
       Identity of issue,     maturity date, rate of
       borrower, lessor       interest, collateral,        Shares or                        Current
       or similar party       par or maturity value          Units            Cost           Value
----   ------------------     -------------------------   ------------    ------------    ----------
*      Marshall Funds, Inc.   Marshall Money Market Fund    79,718         $  79,718       $  79,718
                                (interest bearing cash)


*      Marshall & Ilsley      Diversified Income Fund        4,524            66,267          68,422
       Trust Company          Growth Balanced Fund           8,446           159,768         179,145
                              Diversified Stock Fund         8,372           198,030         237,233

       The Vanguard Group     Vanguard Index Trust 500
                                Portfolio Fund               7,608           934,150       1,029,640

       The Managers Funds,    Special Equity Fund            2,834           187,415         259,129
       L.P.

       American Century       Twentieth Century
       World Mutual Funds     International Growth
         Inc.                 Fund                          16,175           174,108         242,147

*      Participant Loans      8.75 - 9.25% interest
                              rate; various maturity
                              rates                                                           41,732


* Represents party in interest to the Plan.

                          MODINE 401(K) RETIREMENT PLAN
                         FOR HOURLY NON-UNION EMPLOYEES
            Schedule H, Line 4j - Schedule of Reportable Transactions
                      for the year ended December 31, 1999


                   (a)              (b)                  (c)            (d)            (g)         (h)           (i)
                              Description of                                                      Current
                              Asset (include                                                     Value of
                Identity      interest rate                                                      Asset on
                of Party      and maturity in                         Selling       Cost of     Transaction   Net Gain
                Involved      case of a loan)      Purchase Price      Price         Asset         Date       or (Loss)
                -----------   -----------------   ----------------   -----------   ----------   -----------   ----------
Purchases of
  investments:
                The Vanguard   Vanguard Index      $1,016,370 (53)                 $1,016,370    $1,016,370     $   --
                Group            Trust 500
                                Portfolio Fund

(A) Columns E and F, Lease rental and Expense incurred with transactions respectively, are omitted, as they are not applicable.

(B) The figures in parentheses indicate the number of transactions in total series. A single transaction is reported as part of a series of transactions, whenever possible.

EXHIBITS TO ANNUAL REPORT ON FORM 11-K


The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.



Exhibit                                                                 Page
Number     Description                                                   No.
-------    ---------------------------------------------------          ----

   4       Modine 401(k) Retirement Plan for Hourly Non-Union
           Employees (Incorporated by reference to Exhibits
           99(a) and (b) to the companies filing of Form S-8 dated October 26, 1998.)

  23       Consent of Independent Accountants, filed herewith.           19

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                              MODINE 401(K) RETIREMENT PLAN
                              FOR HOURLY NON-UNION EMPLOYEES


June 23, 2000                 DAVE B. SPIEWAK
-------------                 -------------------------------------
                              Committee Member - Dave B. Spiewak


                              ROGER L. HETRICK
                              -------------------------------------
                              Committee Member - Roger L. Hetrick


                              DEAN R. ZAKOS
                              -------------------------------------
                              Committee Member - Dean R. Zakos